Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

DATE OF BOARD MEETING

The board of directors (the “Board”) of MINISO Group Holding Limited (the “Company”) announces that a meeting of the Board will be held on Thursday, September 29, 2022 (the “Board Meeting”) for the purpose of, inter alia, considering and approving the unaudited annual financial results of the Company and its subsidiaries for the fiscal year ended June 30, 2022 and its publication in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board

MINISO Group Holding Limited
Mr. YE Guofu

Executive Director and Chairman

Hong Kong, September 19, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu, Mr. LI Minxin, Mr. ZHANG Saiyin as executive Directors, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.